UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13056

CAMBIOR INC.
(Exact name of registrant as specified in charter)

1111 St. Charles Street West East Tower, Suite 750 Longueuil, Québec Canada J4K 5G4
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	/ /	Rule 12h-3(b) (1) (i)	/ /
Rule 12g-4(a) (1) (ii)	/ /	Rule 12h-3(b) (1) (ii)	/ /
Rule 12g-4(a) (2) (i)	/ X /	Rule 12h-3(b) (2) (i)	/ X /
Rule 12g-4(a) (2) (ii)	/ /	Rule 12h-3(b) (2) (ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certification or notice date: 1.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Cambior Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2006	Cambior Inc.

	By:	/s/ Larry E. Phillips
	Name:	Larry E. Phillips
	Title:	Director